January 10, 2008


Ms. Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re: Form 10-KSB/A for the year ended December 31, 2006 and
    Form 10-QSB/A for the quarters ended March 31, 2007 and June 20, 2007 for
     AEI Real Estate Fund XVII Limited Partnership - File No.000-17467
     AEI Net Lease Income & Growth Fund XX Ltd Partnership -File No. 000-23778 AEI Income & Growth Fund XXI Limited Partnership - File No. 000-29274
     AEI Income & Growth Fund XXII Limited Partnership - File No. 000-24003 AEI Income & Growth Fund 23 LLC - File No. 000-30449
     AEI Income & Growth Fund 24 LLC - File No. 000-49653
     AEI Income & Growth Fund 25 LLC - File No. 000-50609
     AEI Income & Growth Fund 26 LLC - File No. 000-51823

Dear Ms. van Doorn:

This letter will respond to the comment contained in your letters dated December 21, 2007 for the above registrants. Since the letter for each of the registrants contains the same comment and the registrants use the same accounting and reporting procedures, we have responded to your comments in one letter for the eight registrants. A copy of the letter was filed as correspondence on EDGAR for each registrant.

Response to Comment

We will amend the filings referenced above for each registrant to include the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002.

In connection with this response, the registrants acknowledge the following:

   the registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   the registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at 651-225-7738.

Sincerely,


Patrick W. Keene
Chief Financial Officer
Managing General Partner of Limited Partnerships and
Managing Member of LLCs


cc:  Jorge L. Bonilla - SEC via fax